Exhibit 99.2

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,
	2009	2008

CURRENT ASSETS
Cash and cash equivalents	9,861	19,325
Short-term interest-bearing bank deposits	8,607	97
Trade accounts receivable	11,545	2,783
Inventories	3,949	6,862
Other current assets	1,728	1,086
	35,690	30,153
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	561	544
Other Long-term assets	142	157
Severance pay funds	2,368	2,141
	3,071	2,842

FIXED ASSETS, NET	2,163	2,796

Total assets	40,924	35,791

CURRENT LIABILITIES
Trade accounts payable	3,715	3,480
Deferred income	1,671	2,385
Other current liabilities	5,237	4,042
	10,623	9,907

LONG-TERM LIABILITIES
Liability for employee severance pay	3,168	3,152
Deferred income	183	351
Other long-term liability	35	40
	3,386	3,543

SHAREHOLDERS' EQUITY	26,915	22,341

Total liabilities and shareholders' equity	40,924	35,791

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2009	2009	2008

REVENUES
Product sales	12,646	8,717	3,028
Services	2,594	2,677	3,200
	15,240	11,394	6,228

COST OF REVENUES
Product sales	5,399	3,699	1,643
Inventory write-off and inventory purchase commitments losses	--	--	550
Services	2,445	2,191	2,696
	7,844	5,890	4,889

GROSS PROFIT	7,396	5,504	1,339

OPERATING EXPENSES
Research & Development expenses, net	2,049	1,850	2,223
Sales & Marketing expenses	2,025	1,523	1,390
General & Administration expenses	659	594	738
	4,733	3,967	4,351

OPERATING PROFIT (LOSS)	2,663	1,537	(3,012)

Interest income, net	31	153	75
Gain on short-term investments	--	--	1,366

NET INCOME (LOSS) FOR THE PERIOD	2,694	1,690	(1,571)

Net income (loss) per share:
Basic	0.14	0.09	(0.08)
Diluted	0.13	0.08	(0.08)

Shares used for calculation of net income (loss) per share:
Basic	19,717	19,417	19,378
Diluted	21,173	19,942	19,378

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2009	2008

REVENUES
Product sales	29,639	25,673
Services	9,679	13,296
	39,318	38,969

COST OF REVENUES
Product sales	12,732	12,527
Inventory write-off and inventory purchase commitments losses	--	1,400
Services	8,999	12,059
	21,731	25,986

GROSS PROFIT	17,587	12,983

OPERATING EXPENSES
Research & Development expenses, net	6,865	8,606
Sales & Marketing expenses	6,014	7,503
General & Administration expenses	2,240	3,199
Impairment loss on equipment related to Hypernex assets and liabilities acquisition	--	633
	15,119	19,941

OPERATING PROFIT (LOSS)	2,468	(6,958)

Interest income, net	163	171
Gain on short-term investments	--	1,366

NET INCOME (LOSS) FOR THE YEAR	2,631	(5,421)

Net income (loss) per share:
Basic	0.14	(0.28)
Diluted	0.13	(0.28)

Shares used for calculation of net income (loss) per share:
Basic	19,473	19,369
Diluted	20,089	19,369

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2009	2009	2008
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the period	2,694	1,690	(1,571)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	347	311	315
Impairment loss on equipment	--	--	10
Amortization of deferred stock-based compensation	118	130	114
Decrease in liability for employee termination benefits, net	(187)	(2)	(61)
Gain on short-term investments	--	--	(1,366)

Net recognized losses on investments	--	4	49
Decrease (increase) in trade accounts receivables	(5,943)	(622)	2,465
Decrease in inventories	749	790	759
Decrease (increase) in other current and long term assets	(555)	45	40
Increase (decrease) in trade accounts payables and other long-term liabilities	2,198	(662)	(452)
Increase (decrease) in other current liabilities	1,769	1,039	(253)
Increase (decrease) in short and long term deferred income	913	(857)	(740)
Net cash from (used in) operating activities	2,103	1,866	(691)

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(8,560)	--	21
Decrease in short-term investments	--	4,595	8,586
Proceeds (investments) in long-term interest-bearing bank deposits	(36)	(2)	2,928
Additions to fixed assets	(303)	(72)	(40)
Net cash from (used in) investment activities	(8,899)	4,521	11,495

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	1,111	142	--
Net cash from investment activities	1,111	142	--

Increase (decrease) in cash and cash equivalents	(5,685)	6,529	10,804
Cash and cash equivalents – beginning of period	15,546	9,017	8,521
Cash and cash equivalents – end of period	9,861	15,546	19,325

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2009	2008
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the year	2,631	(5,421)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation and amortization	1,254	1,320
Impairment loss on equipment	--	643
Amortization of deferred stock-based compensation	454	556
Increase (decrease) in liability for employee termination benefits, net	(159)	33
Gain on short-term investments	--	(1,366)

Net recognized losses on investments	--	66
Decrease (increase) in trade accounts receivables	(8,762)	6,363
Decrease in inventories	2,695	1,330
Decrease (increase) in other current and long term assets	(421)	247
Decrease (increase) in trade accounts payables and other long term liabilities	234	(4,013)
Increase (decrease) in other current liabilities	1,169	(3,371)
Increase (decrease) in short and long term deferred income	(882)	339
Net cash used in operating activities	(1,787)	(3,274)

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(8,510)	(97)
Increase in short-term and long-term investments	--	32
Proceeds from held to maturity securities	--	3,701
Proceeds from (investments in) long-term interest-bearing bank deposits and long-term investments	(17)	4,571
Additions to fixed assets	(403)	(944)
Net cash from (used in) investment activities	(8,930)	7,263

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	1,253	12
Net cash from financing activities	1,253	12

Increase (decrease) in cash and cash equivalents	(9,464)	4,001
Cash and cash equivalents – beginning of year	19,325	15,324
Cash and cash equivalents – end of year	9,861	19,325